UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 3)*




Meridian Insurance Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
589644-10-3
(CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
American Union Financial Corporation
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      851,800
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      851,800
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      851,800
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.8%
12    TYPE OF REPORTING PERSON*
      HC

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gregory M. Shepard
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      851,800
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      851,800
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      851,800
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.8%
12    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Tracy M. Shepard
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      851,800
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      851,800
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      851,800
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.8%
12    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Direct Auto Insurance Company (formerly "Union Automobile
      Insurance Company")
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      787,510
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      787,510
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      787,510
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.8%
12    TYPE OF REPORTING PERSON*
      IC    CO

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


CUSIP No.  589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American Union Life Insurance Company
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      565,300
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      565,300
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      565,300
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      8.5%
12    TYPE OF REPORTING PERSON*
      IC    CO

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Direct Auto Indemnity Company
      (formerly "Prairie State Farmers Insurance Company")
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) []
      (b) []
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0
6     SHARED VOTING POWER
      222,210
7     SOLE DISPOSITIVE POWER
      0
8     SHARED DISPOSITIVE POWER
      222,210
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      222,210
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      []

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.3%
12    TYPE OF REPORTING PERSON*
      IC    CO

*SEE INSTRUCTION BEFORE FILLING OUT!



Item 1(a).  Name of Issuer:
Meridian Insurance Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
2955 North Meridian Street
Indianapolis, IN  46206

Item 2(a).  Name of Persons Filing:
Item 2(b).  Address of Principal Business Office:
Item 2(c).  Citizenship:

This statement is filed jointly by the following persons
(collectively, the "Reporting Persons"):

Gregory M. Shepard
c/o American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(United States Citizen)

Tracy M. Shepard
c/o American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(United States Citizen)

American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

American Union Life Insurance Company
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Item 2(d).  Title of Class of Securities:

Common Stock, no par value

Item 2(e).  CUSIP Number

589644-10-3

Item 3.  Type of Person:

(a) { }  Broker or Dealer registered under Section 15 of the Act:
Not applicable.

(b)  { }  Bank as defined in Section 3(a)(6) of the Act:
Not applicable.

(c)  {X}  Insurance Company as defined in Section 3(a)(19) of the
Act:
Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
American Union Life Insurance Company
Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")

(d)  { }  Investment Company registered under Section 8 of the
Investment Company Act:
Not applicable.

(e)  { }  Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940:
Not applicable.

(f) { } Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund:
Not applicable.

(g)  {X}  Parent Holding Company, in accordance with Rule 13d-
1(b)(1)(ii)(G):

Gregory M. Shepard and Tracy M. Shepard (individuals who may be deemed to control American Union Financial Corporation)
American Union Financial Corporation

(h)  { }  Group, in accordance with Rule 13d-1(b)(1)(ii)(H):
Not applicable.

Item 4.  Ownership:

As of December 31, 1997, the Reporting Persons beneficially owned in the aggregate more than 10 percent of the outstanding Common
Stock of Meridian Insurance Group, Inc. The beneficial ownership of the subject securities is as follows:

Gregory M. Shepard

(a)  Amount Beneficially Owned:  851,800 shares of Common Stock (1)

(b)  Percent of Class:  12.8% of Common Stock.**

(c)  Number of shares as to which person has:
(i)  sole power to vote or to direct the vote:  0
(ii)  shared power to vote or to direct the vote:  851,800 shares of Common Stock
(iii)  sole power to dispose or to direct the disposition of:  0
(iv)  shared power to dispose or to direct the disposition of:
851,800 shares of Common Stock

Tracy M. Shepard

(a)  Amount Beneficially Owned:  851,800 shares of Common Stock (1)

(b)  Percent of Class:  12.8% of Common Stock.**

(c)  Number of shares as to which person has:
(i)  sole power to vote or direct the vote:  0
(ii)  shared power to vote or direct the vote:  851,800 shares of
Common Stock
(iii)  sole power to dispose or to direct the disposition of:  0
(iv)  shared power to dispose or to direct the disposition of:
851,800 shares of Common Stock.

American Union Financial Corporation

(a)  Amount Beneficially Owned:  851,800 shares of Common Stock (1)

(b)  Percent of Class:  12.8% of Common Stock.**

(c)  Number of shares as to which person has:
(i)  sole power to vote or direct the vote:  0
(ii)  shared power to vote or direct the vote:  851,800 shares of
Common Stock
(iii)  sole power to dispose or to direct the disposition of:  0
(iv)  shared power to dispose or to direct the disposition of:
851,800 shares of Common Stock.

Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")

(a)  Amount Beneficially Owned:  787,510 shares of Common Stock (1)

(b)  Percent of Class:  11.8% of Common Stock.**

(c)  Number of shares as to which person has:
(i)  sole power to vote or direct the vote:  0
(ii)  shared power to vote or direct the vote:  787,510 shares of
Common Stock
(iii)  sole power to dispose or to direct the disposition of:  0
(iv)  shared power to dispose or to direct the disposition of:
787,510 shares of Common Stock.

American Union Life Insurance Company

(a)  Amount Beneficially Owned:  565,300 shares of Common Stock (1)

(b)  Percent of Class:  8.5%

(c)  Number of shares to which person has:
(i) sole power to vote or direct the vote:  0
(ii) shared power to vote or direct the vote: 565,300 shares of Common Stock
(iii)  sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of:
565,300 shares of Common Stock.

Direct Auto Indemnity Company (formerly "Prairie State Farmers
Insurance Company")

(a)  Amount Beneficially Owned:  222,210 shares of Common Stock (1)

(b)  Percent of Class:  3.3%

(c)  Number of shares to which person has:
(i)  sole power to direct the vote:  0
(ii)  shared power to vote or direct the vote:  222,210 shares of
Common Stock
(iii)  sole power to dispose or to direct the disposition of:  0
(iv)  shared power to dispose or to direct the disposition of:
222,210 shares of Common Stock.

**  Percentages based on 6,626,864 shares of the Issuer's Common
Stock outstanding as of September 30, 1997 according to the Issuer's report on Form 10-Q for the quarter ended September 30, 1997.


(1) Gregory M. Shepard and Tracy M. Shepard each own 50 percent, and collectively own 100 percent, of the common stock of American Union Financial Corporation ("AUFC"), an Illinois corporation. Neither Gregory M. Shepard nor Tracy M. Shepard directly owns any of the outstanding shares of Meridian Insurance Group, Inc. ("MIGI") AUFC owns 100 percent of the capital stock of Direct Auto Insurance Company (formerly "Union Automobile Insurance Company"), an Illinois corporation ("Direct Auto Insurance"). Direct Auto Insurance owns 100 percent of the capital stock of American Union Life Insurance Company an Illinois corporation ("AULIC") and Direct Auto Indemnity Company (formerly "Prairie State Farmers Insurance Company") an Illinois corporation ("Direct Auto Indemnity"). AUFC owns directly 64,290 shares of the Common Stock of the Issuer, representing .0097% of the securities of the subject class. AULIC and Direct Auto Indemnity own directly 565,300 and 222,210 shares respectively of the Common Stock of the Issuer.




Item 5.  Ownership of Five Percent or less of a Class:
NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person:
No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:
See Item 3(c) and Exhibit A.

Item 8.  Identification and Classification of Members of the Group:
NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:
NOT APPLICABLE

Item 10.  Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 1998.

/s/  Gregory M. Shepard
Gregory M. Shepard

/s/  Tracy M. Shepard
Tracy M. Shepard

American Union Financial Corporation
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

American Union Life Insurance Company
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")
By /s/ Gregory M. Shepard
Gregory M. Shepard, President


Exhibit A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

Parent Holding Company:
American Union Financial Corporation

Gregory M. Shepard (individual who may be deemed to control
American Union Financial Corporation)

Tracy M. Shepard (individual who may be deemed to control American Union Financial Corporation)

Relevant Subsidiaries Which Are Insurance Companies as Defined in
Section 3(a)(19) of the Act:

Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")
American Union Life Insurance Company
Direct Auto Indemnity Company (formerly "Prairie State Farmers
Insurance Company")